May 10, 2010
BY EDGAR
Michael Coco
Senior International Counsel
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Province of Ontario Registration Statement under Schedule B Filed March 17, 2010 File No. 333-165529 Form 18-K Filed December 10, 2009 Form 18-K/A Filed March 29, 2010 File No. 002-31357
Dear Mr. Coco:
On behalf of our client, the Province of Ontario (the “Province”), we hereby acknowledge receipt of the comment letter dated April 15, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Registration Statement under Schedule B, Form 18-K and Form 18-K/A. On behalf of the Province, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Province’s responses.
The Province has today filed with the Commission, by EDGAR, Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”). References in this letter to the “Prospectus” are to the prospectus contained in the Amended Registration Statement. Under separate cover, the Province will deliver to the Staff copies of the Amended Registration Statement, clean and marked to show changes from the previous version filed on March 17, 2010.

May 10, 2010

RESPONSES TO STAFF COMMENTS
Registration Statement under Schedule B
General
1.	Please update the information in the prospectus wherever possible.
Response: The disclosure in the Prospectus has been revised in response to the Staff’s comment. Please see pages 3 and 4 of the Prospectus.
2.	Please revise the cover page to include the name of the authorized agent in the United States.
Response: The cover page of the Amended Registration Statement has been revised in response to the Staff’s comment to include the name of the Province’s authorized agent in the United States.
3.	Where appropriate in the prospectus or annual report, please discuss any material effect that the global economic crisis has had or may have on Ontario. For example, discuss which sectors of Ontario’s economy may be most affected by the adverse global economic environment and the measures that Ontario has taken or plans to take in response to the global economic crisis.
Response: The material effects that the global economic crisis has had or may have on the Province, including a discussion of the sectors of the Province’s economy that have been particularly affected and the measures that the Province has taken and plans to take in response to the global economic crisis, are discussed in the documents incorporated by reference in the Amended Registration Statement and the Prospectus. The Province respectfully refers the Staff to the discussion under the heading “Chapter II: Ontario’s Economic Outlook and Fiscal Plan — Section C: Ontario’s Economic Outlook” in the 2010 Ontario Budget: Budget Papers, filed with the Commission as exhibit (f) to Amendment No. 3 to the Province’s Annual Report on Form 18-K for the fiscal year ended March 31, 2009, filed on March 29, 2010. The Province will continue to ensure that material developments relating to the effects on the Province’s economy and fiscal health of the global economic crisis, and the Province’s response thereto, are timely disclosed in the Province’s Form 18-Ks and Form 18-K/As filed with the Commission.
Where You Can Find More Information, page 3
4.	Please include the SEC file numbers of the documents incorporated by reference into the prospectus.
Response: The Prospectus has been revised in response to the Staff’s comment. Please see page 3 of the Prospectus.

May 10, 2010

Experts and Public Official Documents, page 12
5.	Please consider updating the financial information incorporated by reference to specifically include the “2010 Ontario Budget”.
Response: The 2010 Ontario Budget, filed with the Commission as exhibit (f) to Amendment No. 3 to the Province’s Annual Report on Form 18-K for the fiscal year ended March 31, 2009, filed on March 29, 2010, is incorporated by reference in the Amended Registration Statement and the Prospectus. The reference to the “Ontario Budget” on page 12 is intended to be generic to include any future budget that is filed with the Commission on Form 18-K or Form 18-K/A and subsequently incorporated by reference in the Amended Registration Statement and the Prospectus.
Annual Report on Form 18-K/A
6.	Please provide a statement listing the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currencies in which payable, of each issue of funded debt as of the close of the last fiscal year.
Response: A statement listing the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currencies in which payable, of each issue of funded debt as of the close of the Province’s fiscal year ended March 31, 2009 is set forth in the Province of Ontario Description dated December 10, 2009, filed with the Commission as exhibit (d) to the Province’s Annual Report on Form 18‑K for the fiscal year ended March 31, 2009, filed on December 10, 2009, which is incorporated by reference in the Amended Registration Statement. The Province respectfully refers the Staff to the schedules and accompanying notes under the heading “Public Accounts, 2008-2009 — Volume 1 II. Outstanding Debt as of March 31, 2009” on pages 49 to 64 of the Province of Ontario Description.

May 10, 2010

The Province acknowledges the Staff’s response protocol as well as the other matters set forth in the closing paragraphs of the Comment Letter, including that any request for acceleration must be submitted at least two business days prior to the requested effective date.
We appreciate the Staff’s assistance in reviewing this response letter and the Amended Registration Statement. Please direct all questions or comments regarding this letter to the undersigned at (416) 360-2974 or to Jonathan Handyside at (416) 360-2955.
Sincerely,
/s/  Jason R. Lehner
Jason R. Lehner
Enclosures
cc:	Irene Stich Province of Ontario
Alan Dean Davis Polk & Wardwell LLP